Otis Collection LLC
 335 Madison Ave, 16th Floor
New York, NY 10017

May 6, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Otis Collection LLC
Offering Statement on Form 1-A
File No. 024-11126

Ladies and Gentlemen:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) an Offering Statement of Otis Collection LLC (the “Issuer,” “we” or “our”) on Form 1-A (the “Offering Statement”).
We would like to point out to the staff of the SEC certain changes from our prior offering statement on Form 1-A:
  Add a new series and related conforming changes, including risk factors specific to digital assets;
  Update to audited financial statements as of December 31, 2020 as filed on Form 1-K;
  Make revisions to the Offering Statement to conform to changes that our affiliate, Otis Gallery LLC, made to the offering statement filed by it for its own securities offering; and
  Per informal feedback from Katherine Bagley of the SEC with respect to the offering statement filed by our affiliate, remove series offering tables, uses of proceeds and underlying asset descriptions with respect to closed offerings.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the Offering Statement.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel
cc:
Andrew Stephenson, Esq.

Michael Karnjanaprakorn